EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months		For Years Ended
	Ended
	June 30,		December 31,		December 31,		December 29,		December 30,		December 31,
	2005		2004		2003		2002		2001		2000
(In thousands)
Earnings (loss) from continuing operations before income taxes	$72,922		$127,830		$47,745		$(2,210)		$(187,039)		$(249,388)
Add:
Interest on indebtedness	17,942		34,227		39,324		43,774		47,250		55,191
Amortization of debt Expense	546		1,098		1,741		1,542		1,766		907
Portion of rents representative of the interest factor	3,601		7,089		7,807		8,859		10,608		10,026
Deduct:
Undistributed earnings from less- than-50-percent-owned entities	(123)		(1,055)		(1,777)		160		(90)		(2,102)

Earnings (as defined)	$94,888		$169,189		$94,840		$52,125	(a)	$(127,505	)(b)	$(185,366	)(c)

Fixed charges:
Interest on indebtedness	17,942		34,227		39,324		43,774		47,250		55,191
Amortization of debt expense	546		1,098		1,741		1,542		1,766		907
Portion of rents representative of the interest factor	3,601		7,089		7,807		8,859		10,608		10,026

Total fixed charges	$22,089		$42,414		$48,872		$54,175		$59,624		$66,124

Ratio of earnings to fixed charges	4.3	x	4.0	x	1.9	x	1.0	x(a)	—	(b)	—	(c)

(a)	Earnings were insufficient to cover fixed charges for the year ended December 29, 2002 by $2,050.

(b)	Earnings were insufficient to cover fixed charges for the year ended December 30, 2001 by $187,129.

(c)	Earnings were insufficient to cover fixed charges for the year ended December 31, 2000 by $251,490.